UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      August 3, 2006

Mr. Richard R. Walters
President
Little Squaw Gold Mining Company
3412 S. Lincoln Dr.
Spokane, Washington 99203


      Re:	Little Squaw Gold Mining Company
      Amendment No. 1 to Registration Statement on Form SB-2
      	Filed July 7, 2006
      	File No. 333-133216

Dear Mr. Walters:

      We have reviewed your filing and have the following comments.
Our page references are to the redlined copy of the SB-2. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Given the nature and size of the transaction being registered, advise the staff of the company`s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(i).
Risk Factors

General
2. We note your response to prior comment number 5.   However,
some
risk factors retain mitigating language, including "Title to our properties may be subject to other claims," on page 12; "Richard R.
Walters our President and Ted Sharp, our Chief Financial Officer, do not dedicate 100% of their time on our business," on page 14; and "Officers and directors may have potential conflicts of interest due to their responsibilities with other entities," on page 15. If appropriate, this information may appear elsewhere in the document, but it does not belong in the Risk Factors section.

Management`s Discussion and Analysis

First Quarter Preparations for 2006 Summer Exploration Season,
page
53
3. Please update your disclosure in this section.   We note for
example that you state that the first of ten hourly employees are scheduled to begin work in the third week of May and that the contractor`s drill is scheduled to be flown to the site in July 2006.

Exhibits

Legal Opinions
4. Ensure that none of the legal opinions you file improperly limits the reliance thereupon, as each of the current legal opinions purports to do. Obtain new or revised opinions to eliminate any inappropriate limitations in that regard.

Exhibit 5.1
5. We note that Little Squaw is an Alaska corporation, but that members of the law firm of Payne, Hamlin Coffin & Brooke are not admitted to practice in Alaska. Please obtain and file a legal opinion in regard to the 10,431,400 shares of common stock from a law firm capable of opining with regard to Alaska law.
Exhibit 5.3
6. Please obtain and file a revised opinion from Guess & Rudd, as the current version appears to be missing text.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Donna Levy at (202) 551-3292 or, in her absence,
Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

      Sincerely,



      H. Roger Schwall
      Assistant Director


cc:	Kenneth Sam, Esq.
      T. Levenberg (SEC)
      D. Levy (SEC)




Mr. Richard R. Walters
Little Squaw Gold Mining Company
August 3, 2006
Page 4